SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. )*

Pinstripes Holdings, Inc.
_______________________________________________________
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
_______________________________________________________

(Title of Class of Securities)

06690B107
_______________________________________________________

(CUSIP Number)

December 29, 2023
_______________________________________________________

(Date of Event Which Requires Filing of This Statement)

                           Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 06690B107	SCHEDULE 13G	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS HBC US Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,399,941
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,399,941
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,399,941
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.0%*
12	TYPE OF REPORTING PERSON IA
* Beneficial ownership based on 39,918,036 shares of Class A Common Stock outstanding as of December 29, 2023, as reported on the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on January 5, 2024.

CUSIP No. 06690B107	SCHEDULE 13G	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS Nonsuch LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,399,941
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,399,941
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,399,941
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.0%*
12	TYPE OF REPORTING PERSON IN/HC
* Beneficial ownership based on 39,918,036 shares of Class A Common Stock outstanding as of December 29, 2023, as reported on the Issuer’s Current Report on Form 8-K filed with the SEC on January 5, 2024..

Item 1(a)	Name of Issuer:

Pinstripes Holdings, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

400 Skokie Blvd
Suite 820
Northbrook Illinois 60062

Items 2(a)	Name of Person Filing:

This Schedule 13G is being filed jointly by HBC US Holdings LLC, a Delaware limited liability company (“Holdings”) and Nonsuch LLC, a Delaware limited liability company (“Nonsuch”).  Holdings is the managing member and sole member of Nonsich. Holdings and Nonsuch are sometimes jointly referred to herein as the “Reporting Persons.”

Holdings and Nonsuch have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

Item 2(b)	Address of Principal Business Office:
The business address of each of the Reporting Persons is:
225 Liberty Street, 31st Floor, New York, NY 10281

Item 2(c)	Citizenship:

Holdings and Nonsuch are Delaware limited liability companies.

Item 2(d)	Title of Class of Securities:

Class A Common Stock, par value $0.0001 per share

Item 2(e)	CUSIP Number:

06690B107

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is:

N/A

4

Item 4	Ownership:

The information required by Items 4(a)-(c), as of the date hereof, is set forth in Rows 5-11 of the cover page hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof a reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

N/A

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

N/A

Item 8	Identification and Classification of Members of the Group:

N/A

Item 9	Notice of Dissolution of Group:

N/A

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a–11.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

HBC US HOLDINGS LLC

By: /s/ Ian Putnam
Name: Ian Putnam
Title: Authorized Signatory

NONSUCH LLC

By: HBC US Holdings LLC, its Managing Member

By: /s/ Ian Putnam
Name: Ian Putnam
Title: Authorized Signatory

Dated: January 8, 2024